August 11, 2009

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549


   RE: Allianz Variable Insurance Products Trust (the "VIP Trust") Pre-Effective Amendment No. 1
        File No. 333-160351

        and

        Allianz Variable Insurance Products Fund of Funds Trust (the "FOF
        Trust")
        Pre-Effective Amendment No. 1
        File No. 333-160352

Dear Ms. Samuel:

On August 6, 2009, we received the following additional comments telephonically from you and Tony Burak regarding the above-referenced filings, submitted June 30, 2009, amended August 3, 2009, in connection with the reorganization of nineteen funds of the VIP Trust and two funds of the FOF Trust.

This letter responds to your comments. Each comment is summarized below and followed by our response. Pursuant to your conversation with Bernt von Ohlen last week, we will incorporate these changes into a Rule 497 filing, rather than a pre-effective amendment, assuming that you approve the proposed changes described below.

The funds' accountants have indicated that they will provide revised Schedules of Investments for the mergers into S&P 500 Index Fund and into Balanced and Moderate Index Strategy Funds this week. Therefore, we expect to request effectiveness by the end of this week.




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COMMENT:  The Schedule of Exhibits should reference the appropriate SEC file numbers.

RESPONSE: We will include SEC file numbers in the Schedule of Exhibits when we prepare future filings.

COMMENT: Reference is made to comment #12 in my letter of August 3, 2009, responding to comments. Provide further disclosure concerning the rationale for recommending the mergers into the two funds of funds (AZL Balanced Index Strategy Fund and AZL Moderate Index Strategy Fund), despite the differences in the investment strategies of the Acquired Funds and the Acquiring Funds. Base this disclosure on the similar language added to the proxy statement/prospectus for the mergers into AZL S&P 500 Index Fund.

RESPONSE: We will make the following changes to the proxy statement/prospectuses for the mergers into the Balanced and Moderate Index Strategy Funds. We will revise the first two sentences of the first paragraph under the heading "COMPARISON OF INVESTMENT STRATEGIES" and add a new second paragraph as follows (new text is underlined; brackets reflect differences between the two proxy statement/prospectuses):

       The Funds have the same investment objective, seeking to provide long-term capital appreciation [with preservation of capital as an important consideration]. The Acquired Fund[s] seek[s] to achieve this objective by investing primarily in a diversified portfolio of equity and fixed income securities. By contrast, the Acquiring Fund is a fund of funds, which seeks to achieve its objective by investing in a combination of underlying index funds, including both equity index funds and a bond index fund. {ellipsis}

       The Manager recommended the reorganization of the Acquired Fund[s] because, despite more than two years in existence, the Fund[s] had gathered a relatively small asset base and, in light of current market conditions and changes in variable annuity product design, the Fund[s] [is/are] not likely to grow large enough to be economically viable. The Manager recommended the Balanced [Moderate] Index Strategy Fund as the Acquiring Fund because the Balanced [Moderate] Index Strategy Fund's investment objective is the same as the objective of the Acquired Fund[s] and because, in the Manager's judgment, the Balanced [Moderate] Index Strategy Fund has the most comparable investment approach among the investment options available for reorganization. In addition, the Manager believed that the shareholders of the Acquired Fund[s] would benefit from the lower management fees and overall fund expenses of the Acquiring Fund.

In the "Reasons for the Proposed Reorganization and Board Deliberations" section, we modified the third bullet point, "Continuity of Investment," as follows:

       * CONTINUITY OF INVESTMENT. The Board considered the compatibility of the Funds and the degree of similarity between the investment objectives and the principal investment strategies for the Acquired Fund[s] and the


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       Acquiring Fund. The Board considered the fact that the Acquired Fund[s]
       and the Acquiring Fund have comparable investment objectives and policies, but different investment strategies. The Board recognized that while the Balanced [Moderate] Index Strategy Fund is a fund of funds that invests in underlying funds most of which employ a passive indexing strategy, the TargetPLUS Balanced Fund [TargetPLUS Growth Fund and TargetPLUS Moderate Fund] employ[s] a quantitative investment strategy pursuant to which the subadviser selects investments once each year from among companies identified by various methodologies.

The last paragraph at the end of the "Reasons for the Proposed Reorganization and Board Deliberations" section is replaced with the following:

       Each Trustee carefully considered the factors described above and evaluated the merits of the Reorganization in accordance with his or her own experience and business judgment. Although each Trustee independently formed his or her own judgment on the proposed Reorganization, the Board accepted the Manager's analysis that, despite two years in existence, the Acquired Fund[s] had not reached a size at which [it/they] could expect to realize economies of scale and that, in light of current market conditions and changes in variable annuity product design, [it/they] [was/were] not likely to reach such a size.

       The Board recognized that, while the investment objectives of the Funds are the same, there are differences [between/among] the investment strategies employed by the Funds. However, the Board accepted the Manager's analysis that the Balanced [Moderate] Strategy Index Fund has the most comparable investment approach to the Acquired Fund[s] among the investment options available for reorganization. In addition, the Board agreed with the Manager that the shareholders of the Acquired Fund[s] would benefit from the lower management fees and overall fund expenses of the Acquiring Fund. The Board also accepted the Manager's analysis that the Acquiring Fund may benefit from the Reorganization as a result of greater economies of scale due to the increase in assets.

ACCOUNTING COMMENT: Reference is made to comment #32 in my letter of August 3, 2009, responding to comments. Comment #32 applies to the mergers into the S&P 500 Index Fund and into the Balanced and Moderate Index Strategy Funds. Show appropriate adjustments in the Pro Forma Combined Schedules of Portfolio Investments to show the sale of all assets or substantial portions of the assets of the acquired funds.

RESPONSE: We will make this change in the Pro Forma Combined Schedules of Portfolio Investments for the mergers into the S&P 500 Index Fund and into the Balanced and Moderate Index Strategy Funds.


The Registrants acknowledge that the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the


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Commission from taking an action with respect to the filing and does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrants understand that they cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



/s/ Erik Nelson

________________________________________



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